                                                                        EX99.A3C

COMMISSIONS ON VARIABLE CONTRACTS. In general, you will receive the following commissions on the Variable Group Universal Life Business that you sell:


        "Cost of Insurance" Commission            Side Fund Contribution
                     (COI)                               Commission
--------------------------------------------------------------------------------
        FIRST YEAR:
          40% of the COI component of    PLUS         4% of side fund
          the First-Year Premium                      contributions

        SECOND AND
        SUBSEQUENT YEARS:
          4% of the COI component of     PLUS         4% of side fund
          Renewal Premiums                            contributions


However, there will be a reduction in the amount of commissions paid for some group contracts and group situations. A reduction in the commissions will be determined by us by weighing the following elements:

     (1) The size and type of group to which the sale of the Variable Group Universal Life Policy is made. Generally, commissions for a larger group of Insureds will be lower than for a smaller group.

     (2) The total amount of premium payments to be received will be considered as affecting per dollar sales expenses. Per dollar sales expenses are likely to be less than larger premium amounts received on small premium amounts.

     (3) Any prior existing relationship with us may affect commissions. Generally, sales expenses are likely to be less where a relationship currently exists.

     (4)  Any reduction in commissions are made by agreement between you and us.

     (5)  Other circumstances, of which we are not presently aware.